                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549



                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934



                                 BEA SYSTEMS, INC.
                     ------------------------------------------
                                  (Name of Issuer)


                                    COMMON STOCK
                     ------------------------------------------
                           (Title of Class of Securities)


                                    073325 10 2
                     ------------------------------------------
                                   (CUSIP Number)


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                           (Continued on following pages)


                                 Page 1 of 5 Pages


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     CUSIP No. 073325 10 2               13G                 Page 2 of 5 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William T. Coleman III
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
   NUMBER OF                  (5) SOLE VOTING POWER
    SHARES                          4,534
  BENEFICIALLY               --------------------------------------------------
    OWNED BY                  (6) SHARED VOTING POWER
      EACH                          2,463,161
   REPORTING                 --------------------------------------------------
  PERSON WITH                 (7) SOLE DISPOSITIVE POWER
                                    4,534
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    2,463,161
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,467,695
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.12%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

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                                 SCHEDULE 13G
WILLIAM T. COLEMAN III                                       PAGE 3 OF 5 PAGES

ITEM 1.

     (a)  Name of Issuer: BEA Systems, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          385 Moffett Park Drive
          Sunnyvale, California 94089

ITEM 2.

     (a)  Name of Person Filing:

          William T. Coleman  III

     (b)  Address of Principal Business Officer or, if none, Residence:

          385 Moffett Park Drive
          Sunnyvale, California 94089

     (c)  Citizenship:  U.S.A.

     (d)  Title of Class Securities:  Common Stock

     (e)  CUSIP Number:  073325 10 2

ITEM 3.

     Not applicable.

ITEM 4.   OWNERSHIP

     (a)  Amount Beneficially Owned:

          2,467,695 shares (including options exercisable within 60 days to acquire 4,534 shares as of December 31, 1997). Also includes 2,443,161 shares held by the Coleman Family Trust, dated July 12, 1995, of which William T. and Claudia L. Coleman are Co-trustees. Includes 20,000 shares held by the Coleman Family Charitable Trust, of which William T. and Claudia L. Coleman are Co-trustees.

     (b)  Percent of Class:  7.12%, as of December 31, 1997.

     (c)  Number of shares as to which such person has:

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                                  SCHEDULE 13G

WILLIAM T. COLEMAN III                                       PAGE 4 OF 5 PAGES

           (i) sole power to vote or to direct the vote:

               4,534 shares

          (ii) shared power to vote or to direct the vote:

               2,463,161 shares

         (iii) sole power to dispose or to direct the disposition of:

               4,534 shares

          (iv) shared power to dispose or to direct the disposition of:

               2,463,161 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.

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                                  SCHEDULE 13G
WILLIAM T. COLEMAN III                                        PAGE 5 OF 5 PAGES

                                    SIGNATURE

          After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Date:  February 12, 1998



                                                    /s/ William T. Coleman III
                                                    --------------------------
                                                    William T. Coleman  III